UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Connexa Sports Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

831445101
(CUSIP Number)

Mark Radom, Esq.

2709 N. Rolling Road, Ste 138

Windsor Mill, MD

21244

(347) 677-0523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831445101

SCHEDULE 13D

Sapir LLC
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 224,472
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 224,472
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,472 shares of Common Stock (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Connexa Sports Technologies Inc. (the “Issuer”). The principal executive office of the Issuer is 2709 N. Rolling Road, Ste 138, Windsor Mill, MD 21244.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed on behalf of Sapir LLC (the “Reporting Person”) pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The principal place of business of the Reporting Person is 2833 Smith Avenue Suite 333 Baltimore, MD 21209.

(c) Not applicable.

(d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company registered in the State of Florida, USA.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person received shares of common stock in lieu of cash compensation for consulting services performed for the issuer. The total amount of the funds used to make the purchases described in Item 5 was $0.

Item 4.	Purpose of Transaction.

The Reporting Person is a consultant to the Issuer and received the shares in exchange for performing consulting services for the issuer.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may, at any time, change or reconsider its position and/or its purpose with regard to any or all of the foregoing. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person currently beneficially owns 224,472 shares of Common Stock, or 5.9% of the outstanding shares of Common Stock of the Issuer, which the Issuer has indicated in its registration statement on form S-1 that was filed on November 8, 2023 (the “Registration Statement”) to be 224,472 shares as of November 28, 2023. The Reporting Person does not share the power to vote or direct the vote and dispose of or direct the disposition of the shares of Common Stock referred to in this Schedule 13D with any other person.

(c) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2023

/s/ Aitan Zacharin
Aitan Zacharin as authorized signatory of Sapir LLC

Page 5 of 5